Exhibit 99.1
SIMCERE PHARMACEUTICAL GROUP REPORTS UNAUDITED SECOND QUARTER 2010 RESULTS
NANJING, CHINA, August 12, 2010 — Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China, today reported unaudited financial results for the quarter ended June 30, 2010.
Highlights
Total revenue was RMB544.6 million (US$80.3 million) for the second quarter of 2010, compared to RMB424.4 million for the same period in 2009, representing year-over-year growth of 28.3%. For the first six months of 2010, total revenue was slightly over RMB1.0 billion (US$147.9 million), representing an increase of 15.7% from RMB866.9 million for the same period in 2009.
Gross margin for the second quarter of 2010 increased to 86.8% compared to 82.3% for the same period in 2009. For the first six months of 2010, gross margin increased to 83.5%, compared to 82.4% in the first six months of 2009. Excluding the one-time adjustments related to Jiangsu Yanshen Biological Technology Stock Co., Ltd. (“Jiangsu Yanshen”), gross margin for the second quarter would have been 85.0%.
Income from operations was RMB62.7 million (US$9.2 million) for the second quarter of 2010, an increase of 65.6% from RMB37.9 million for the same period in 2009. For the first six months of 2010, income from operations was RMB93.6 million (US$13.8 million), which represented a decrease of 5.4% from RMB98.9 million for the same period in 2009.
Net income attributable to Simcere was RMB38.6 million (US$5.7 million) for the second quarter of 2010, an increase of 3.6% from RMB37.2 million for the same period in 2009. For the first six months of 2010, net income was RMB59.0 million (US$8.7 million), which represented a decrease of 30.9% from RMB85.4 million for the same period in 2009. The decrease was primarily due to the increase in bills factoring interest expenses paid to the financial institutions, approximately 35% of equity interest in losses of Shanghai Celgen Bio-Pharmaceutical Co., Ltd. which was acquired in August 2009 and income tax expenses.

“We are pleased to report strong top line growth and operating margin expansion for the second quarter. In particular, we were encouraged by Endu’s strong performance as we began to see the positive effects of our sales force restructuring,” said Mr. Jinsheng Ren, Chairman and Chief Executive Officer of Simcere Pharmaceutical Group.
“During the quarter, we invested in advertising for two of our OTC branded generics, Yingtaiqing and Biqi, and conducted marketing activities around newly launched products. While we are confident that these investments will result in stronger future sales, they resulted in significantly higher marketing expenses for the quarter.”
Mr. Ren concluded, “Looking forward, as we continue to invest in both new product development and marketing, I am confident that we will build an even stronger foundation for Simcere’s sustainable future growth.”
2010 Second Quarter Financial Results
Total revenue for the second quarter of 2010 was RMB544.6 million (US$80.3 million), compared to RMB424.4 million for the same period in 2009, representing year-over-year growth of 28.3%. For the first six months of 2010, total revenue was RMB1,003.2 million (US$147.9 million), representing an increase of 15.7% from RMB866.9 million for the same period in 2009.
Revenue from edaravone injection products under the brand names Bicun and Yidasheng increased by 5.6% to RMB193.3 million (US$28.5 million) for the second quarter of 2010 from RMB183.0 million for the same period in 2009. Sales of edaravone injection products constituted 35.9% of the Company’s product revenue for the second quarter of 2010. For the first six months of 2010, revenue from Bicun and Yidasheng totaled RMB366.7 million (US$54.1 million), which represented an increase of 7.0% from RMB342.6 million for the same period in 2009.
Revenue from Endu, the Company’s patented anti-cancer biotech product, increased by 67.6% to RMB53.7 million (US$7.9 million) in the second quarter of 2010 from RMB32.1 million for the same period in 2009. Sales of Endu constituted 10.0% of the Company’s product revenue for the second quarter of 2010. For the first six months of 2010, revenue from Endu totaled RMB91.2 million (US$13.4 million), which represented an increase of 32.9% from RMB68.6 million for the same period in 2009.
Revenue from Sinofuan, a 5-FU sustained release implant for the treatment of cancer, increased by 21.9% to RMB42.1 million (US$6.2 million) for the second quarter of 2010 from RMB34.6 million for the same period in 2009. Sales of Sinofuan constituted 7.8% of the Company’s product revenue for the second quarter of 2010. For the first six months of 2010, revenue from Sinofuan totaled RMB67.5 million (US$10.0 million), which represented an increase of 13.1% from RMB59.7 million for the same period in 2009.
Revenue from other branded generic products including Zailin and Yingtaiqing increased by 28.8% to RMB218.8 million (US$32.3 million) in the second quarter of 2010 from RMB169.8 million for the same period in 2009. Sales of other branded generic products constituted 40.6% of the Company’s product revenue for the second quarter of 2010. For the first six months of 2010, revenue from other branded generic products totaled RMB411.1 million (US$60.6 million), which represented an increase of 7.3% from RMB383.2 million for the same period in 2009.
The Company’s newly-launched products including Anxin, a biapenem injection, Shufutan, a rosuvastatin calcium tablet, and Xinta, a leveamlodipine besylate tablet, continued to build hospital penetration and market recognition. All three drugs have been included in the national reimbursement list and should benefit when the list becomes active.
Gross margin for the second quarter of 2010 increased to 86.8% compared to 82.3% for the same period in 2009. The increase was primarily due to an increase in the revenue of high gross profit margin products. For the first six months of 2010, gross margin increased to 83.5%, compared to 82.4% in the first six months of 2009. Excluding the one-time adjustments related to Jiangsu Yanshen, gross margin for the second quarter would have been 85.0%.
Research and development expenses for the second quarter of 2010 totaled RMB31.2 million (US$4.6 million) which represented an increase of 24.8% from RMB25.0 million for the same period in 2009. This increase was due primarily to increased expenditure on on-going research and development projects. As a percentage of total revenue, research and development expenses was 5.7% for the second quarter of 2010. For the first six months of 2010, research and development expenses totaled RMB61.8 million (US$9.1 million), compared to RMB50.0 million for the same period in 2009.
Sales, marketing and distribution expenses for the second quarter of 2010 were RMB319.9 million (US$47.2 million), which represented an increase of 35.9% from RMB235.5 million for the same period in 2009. As a percentage of total revenue, sales, marketing and distribution expenses increased to 58.8% for the second quarter of 2010 from 55.5% for the same period in 2009. This increase was due primarily to higher advertising expenses for two of the Company’s OTC branded generics, Yingtaiqing and Biqi,as well as marketing activities for newly-launched products. For the first six months of 2010, sales, marketing and distribution expenses were RMB556.8 million (US$82.1 million), which represented an increase of 22.3% from RMB455.3 million for the same period in 2009.
General and administrative expenses were RMB58.6 million (US$8.6 million) for the second quarter of 2010, which represented an increase of 15.2% from RMB50.9 million for the same period in 2009. As a percentage of total revenue, general and administrative expenses decreased to 10.8% for the second quarter of 2010 from 12.0% for the same period in 2009. For the first six months of 2010, general and administrative expenses were RMB125.9 million (US$18.6 million), which represented an increase of 14.2% from RMB110.2 million for the same period in 2009.
Share-based compensation expenses, which were allocated to research and development expenses, sales, marketing and distribution expenses, and general and administrative expenses, based on the nature of the work that the relevant employee was assigned to perform, totaled RMB7.4 million (US$1.1 million) for the second quarter of 2010. Share-based compensation expenses for the second quarter of 2009 were RMB5.6 million. For the first six months of 2010, share-based compensation expenses totaled RMB15.4 million (US$2.3 million), which represented an increase of 29.5% from RMB11.9 million for the same period in 2009.
Income from operations was RMB62.7 million (US$9.2 million) for the second quarter of 2010, which represented an increase of 65.6% from RMB37.9 million for the same period in 2009. For the first six months of 2010, income from operations was RMB93.6 million (US$13.8 million), which represented a decrease of 5.4% from RMB98.9 million for the same period in 2009.
Income tax expense for the second quarter of 2010 was RMB10.2 million (US$1.5 million), compared to an income tax benefit of RMB3.4 million for the same period in 2009. The benefit in 2009 was primarily due to the reduced income tax rates for certain operating subsidiaries in the PRC effective from 2009. For the first six months of 2010, income tax expense was RMB11.5 million (US$1.7 million) compared to RMB4.2 million for the same period in 2009.
Net income attributable to Simcere was RMB38.6 million (US$5.7 million) for the second quarter of 2010, compared to RMB37.2 million for the same period in 2009. Net margin, representing net income divided by total revenue, was 7.1% for the second quarter of 2010, compared to 8.8% for the second quarter of 2009. For the first six months of 2010, net income was RMB59.0 million (US$8.7 million), which represented a decrease of 30.9% from RMB85.4 million for the same period in 2009. Net margin for the first six months of 2010 was 5.9% as compared to 9.9% for the same period in 2009.
Basic and diluted earnings per American Depository Share (“ADS”) for the second quarter of 2010 were RMB0.71 (US$0.10) and RMB0.69 (US$0.10), respectively. Basic and diluted earnings per ADS for the first six months of 2010 were RMB1.08 (US$0.16) and RMB1.05 (US$0.16) respectively. One ADS represents two ordinary shares of the Company.
As of June 30, 2010, the Company had cash, cash equivalents and restricted cash of RMB235.8 million (US$34.8 million), compared to RMB458.1 million as of December 31, 2009.

Financial Information
The unaudited condensed consolidated statements of income and balance sheets accompanying this press release have been prepared by management using U.S. GAAP. This preliminary financial information is not intended to fully comply with U.S. GAAP because it does not present all of the financial information and disclosures required by U.S. GAAP.
The Company previously announced that its preliminary unaudited first quarter 2010 financial results were subject to the completion of the impairment review of goodwill and intangible assets and the purchase price allocation with respect to the Company’s acquisition of Jiangsu Yanshen. Management has completed the goodwill impairment analysis and the purchase price allocation. The revision has resulted in an increase in net income attributable to Simcere of RMB4.2 million which has been recognized in the second quarter of 2010.

Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “intend”, “may”, “plan”, “project”, “predict”, “should” and “will” and similar expressions. In particular, the quotations from management in this press release contain forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Conference Call
Simcere Pharmaceutical Group will host a conference call to discuss the Company’s results for the second quarter of 2010 on Thursday, August 12, at 8:00 a.m. Eastern Time (Thursday, August 12 at 8:00 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss the results for second quarter of 2010 and to answer questions.
To access the conference call, please dial:

United States toll-free dial-in number:	+1 866 277 1184
United States toll/International dial-in number:	+1 617 597 5360
South China toll-free/China Telecom dial-in number:	+86 10 800 130 0399
North China toll-free/China Telecom dial-in number:	+86 10 800 152 1490
South China toll-free/China Netcom dial-in number:	+86 10 800 852 1490
Hong Kong dial-in number:	+852 3002 1672
Please ask to be connected to Simcere’s Q2 2010 earnings call and provide the following passcode: 23060010. Simcere will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at www.simcere.com.
Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free dial-in number:	+1 888 286 8010
United States toll/International dial-in number:	+1 617 801 6888
The passcode for replay participants is: 80027885. The telephone replay also will be archived on the “Investor Relations” section of the Company’s web site for seven days following the earnings announcement.
About Simcere Pharmaceutical Group
Simcere Pharmaceutical Group (NYSE: SCR, Simcere) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China. In recent years, Simcere has been focusing its strategy on the development of innovative pharmaceuticals and first-to-market generics, and has introduced an innovative anti-cancer medication Endu, a first-to-market medication Sinofuan, and first-to-market generics such as Bicun and Anxin. Simcere manufactures and sells antibiotics, anti-cancer medication, stroke management medication and biopharmaceutical drugs such as vaccines. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, orthopaedics and infectious diseases. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Investor and Media Contacts:
Email: ir@simcere.com

In Nanjing:	In the United States:
Frank Zhao	Kate Tellier
Chief Financial Officer	Brunswick Group
Simcere Pharmaceutical Group	Tel: 1 212 333 3810
Tel: 86 25 8556 6666 ext 8818

In Beijing:	In Hong Kong:
Ruirui Jiang	Joseph Lo Chi-Lun
Brunswick Group	Brunswick Group
Tel: 86 10 6566 2256	Tel: 852 3512 5000

SIMCERE PHARMACEUTICAL GROUP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT SHARE AND ADS DATA)

	Three months ended June 30,			Six months ended June 30,
	2009	2010	2010	2009	2010	2010
	RMB	RMB	USD	RMB	RMB	USD
Product revenue	422,862	538,990	79,479	859,496	996,638	146,964
Other revenue	1,514	5,578	823	7,386	6,599	973

Total revenue	424,376	544,568	80,302	866,882	1,003,237	147,937
Cost of materials and production	(75,113)	(72,099)	(10,632)	(152,433)	(165,195)	(24,360)

Gross profit	349,263	472,469	69,670	714,449	838,042	123,577

Operating expenses:
Research and development	(24,997)	(31,195)	(4,600)	(50,044)	(61,787)	(9,111)
Sales, marketing and distribution	(235,509)	(319,945)	(47,179)	(455,288)	(556,824)	(82,109)
General and administrative	(50,898)	(58,640)	(8,647)	(110,186)	(125,880)	(18,562)

Income from operations	37,859	62,689	9,244	98,931	93,551	13,795

Interest income	2,948	1,066	157	5,517	2,362	348
Interest expense	(2,172)	(4,052)	(598)	(4,675)	(9,017)	(1,330)
Foreign currency exchange gains	312	1,150	170	228	1,217	179
Other income	1,092	1,090	161	1,092	1,091	161
Equity in losses of equity method affiliated companies	—	(3,253)	(480)	—	(7,703)	(1,136)

Earnings before income taxes	40,039	58,691	8,654	101,093	81,501	12,017

Income tax benefit (expense)	3,424	(10,215)	(1,506)	(4,168)	(11,531)	(1,700)

Net Income	43,463	48,476	7,148	96,925	69,970	10,317

Less: Net income attributable to the noncontrolling interest	(6,222)	(9,910)	(1,461)	(11,511)	(10,922)	(1,611)

Net income attributable to Simcere	37,241	38,566	5,687	85,414	59,048	8,706

Earnings per share attributable to Simcere:
Basic	0.32	0.35	0.05	0.72	0.54	0.08

Diluted	0.32	0.35	0.05	0.72	0.53	0.08

Earnings per ADS attributable to Simcere:
Basic	0.64	0.71	0.10	1.44	1.08	0.16

Diluted	0.63	0.69	0.10	1.43	1.05	0.16

Weighted average number of common shares:
Basic	116,136,745	108,889,747	108,889,747	118,368,384	109,457,384	109,457,384
Diluted	117,492,520	111,633,592	111,633,592	119,050,014	112,221,031	112,221,031

SIMCERE PHARMACEUTICAL GROUP
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(AMOUNTS EXPRESSED IN THOUSANDS)

	December 31,	June 30,	June 30,
	2009	2010	2010
	RMB	RMB	USD
Assets

Current assets
Cash, cash equivalents and restricted cash	458,145	235,822	34,774
Accounts and bills receivable, net	704,321	712,622	105,083
Inventories	106,655	106,624	15,723
Other current assets	102,743	95,351	14,061

Total current assets	1,371,864	1,150,419	169,641
Property, plant and equipment, net	744,713	782,665	115,412
Land use rights	146,158	144,556	21,316
Goodwill and intangible assets, net	695,267	674,476	99,458
Investments in and advance to affiliated companies	121,865	127,379	18,783
Other assets	58,035	142,684	21,040

Total assets	3,137,902	3,022,179	445,650

Liabilities

Current liabilities
Short-term borrowings and current portion of long-term debts	76,000	86,000	12,682
Accounts payable	41,439	43,246	6,377
Bills payable	110,810	—	—
Other payables and accrued liabilities	464,616	478,054	70,493

Total current liabilities	692,865	607,300	89,552
Long-term debts, excluding current portion	122,685	98,003	14,452
Deferred tax liabilities	93,108	88,286	13,019
Other liabilities	21,561	22,077	3,255

Total liabilities	930,219	815,666	120,278

Shareholders’ equity
Simcere shareholders’ equity
Ordinary shares at par	8,716	8,530	1,258
Additional paid-in capital	1,170,687	1,090,829	160,853
Accumulated other comprehensive loss	(43,886)	(34,720)	(5,120)
Retained earnings	846,707	905,755	133,563

Total equity attributable to Simcere	1,982,224	1,970,394	290,554
Noncontrolling interest	225,459	236,119	34,818

Total shareholders’ equity	2,207,683	2,206,513	325,372
Commitments and contingencies
Total liabilities and shareholders’ equity	3,137,902	3,022,179	445,650

Note: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB6.7815 on June 30, 2010 as set forth in the H. 10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on the reporting dates.